UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-28393
CUSIP NUMBER 27887E100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

eCollege.com
Full Name of Registrant

Former Name if Applicable

4900 South Monaco Street
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2003, the Registrant elected to become an early adopter of SFAS No. 123. The Registrant’s preliminary second quarter results include total stock based compensation expenses of $953 thousand associated with this adoption, including $511 thousand expense related to the Employee Stock Purchase Plan.  Upon reviewing the application of a Technical Bulletin under SFAS No.123 associated with the Registrant’s Employee Stock Purchase Plan, the Registrant determined that non-cash compensation expenses were required for the fourth quarter of 2003 (approximately $374 thousand) and the first quarter of 2004 (approximately $588 thousand) in addition to amounts previously reported.  The $511 thousand expense reported in the preliminary results for the second quarter of 2004 in connection with the Employee Stock Purchase Plan included $363 thousand that the Registrant had not previously forecast. eCollege has not yet determined whether the adjustments related to 2003 and the first quarter of 2004 will be fully recorded in the second quarter of 2004 or recorded in the prior periods.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Marguerite Elias	303	873-7400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant preliminarily expects to report total revenue of $20.9 million for the three months ended June 30, 2004, a 186% increase from $7.3 million for the three months ended June 30, 2003.  The Registrant preliminarily expects to report net income of $654 thousand for the three months ended June 30, 2004, an increase from a net income of $275 thousand for the three months ended June 30, 2003.

It is likely that the Registrant’s statements of operations and cash flows for the full year 2003 and the first quarter of 2004, as well as its balance sheets for December 31, 2003 and March 31, 2004, will be restated to reflect the adjustments discussed above in Part III.  If prior periods are not restated and the adjustment is recorded in the second quarter of 2004, the preliminary net income of $654 thousand will become a net loss of $308 thousand.

On October 31, 2003, the Registrant acquired all of the capital stock of Datamark, Inc., a Delaware corporation (“Datamark”), at which time Datamark became a wholly owned subsidiary of the Registrant.  The inclusion of Datamark’s results for the three months ended June 30, 2004 causes significant fluctuations in the historical operating results of the Registrant in 2004 as compared to 2003.  Specifically, Datamark was responsible for increases in revenues of approximately $12.4 million for the three months ended June 30, 2004, as compared to the same period in 2003.

Disclosures of financial information contained herein are estimates based on current information and reasonable assumptions, and such financial information and assumptions are subject to further review by the Registrant.

eCollege.com
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2004	By	/s/ Reid E. Simpson
Reid E. Simpson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).